October 4, 2016

VIA EDGAR

U.S. Securities & Exchange Commission
Office of Mergers & Acquisitions
Division of Corporation Finance
Attn: Daniel F. Duchovny and Jennifer López
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Depomed, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 21, 2016
File No. 001-1311

Dear Mr. Duchovny and Ms. López:

On behalf of our client, Depomed, Inc. (the “Company” or “Depomed”), set forth below are Depomed’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the comment letter dated September 30, 2016 (the “Comment Letter”), with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  Attached hereto is Amendment No. 1 to the Company’s Preliminary Proxy Statement (the “Revised Proxy Statement”), containing changes and revisions in response to the Staff’s comments.  For your convenience, we have reproduced below in bold italic type each of the Staff’s comments and have provided Depomed’s respective response immediately following each comment.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Revised Proxy Statement.

1.                                      Please fill in the blanks in your filing.

Response:  The Company acknowledges the Staff’s comment and the Revised Proxy Statement has completed the applicable blanks.

2.                                      We note the disclosure captioned “Important Information” that states that removal of your directors requires the affirmative vote of approximately 85% of your shares unless all six current directors are removed. Revise here to state the required vote for the removal of all six current directors.

Response:  The Company acknowledges the Staff’s comment and the “Important Information” section of the Revised Proxy Statement has been revised to incorporate the disclosure on page 4 which states “The Starboard Removal Proposal must be approved by the affirmative vote of a majority of the shares of our Common Stock outstanding at the close of business on the Record Date.”

3.                                      On a related note, please tell us how you calculated the 85% threshold referenced above.

Response:  Section 303(a)(1) of the California Corporations Code provides that “Any or all of the directors may be removed without cause if the removal is approved by the outstanding shares (Section 152), subject to the following:

(1)           Except for a corporation to which paragraph (3) is applicable, no director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected.”

The statue allows shareholders to prevent the removal of a director, if they vote a number of shares against removal that would have been sufficient to elect the director on a cumulative basis at the most recent election, even if cumulative voting is unavailable to shareholders in the election of directors.

As a general rule, the number of shares required to guarantee election of N directors where cumulative voting is available is given by the formula—

X = ((N*S)/(D + 1)) + 1

Where—

X             is the number of shares required to elect N directors on a cumulative basis;

S              is the number of shares outstanding; and

D             is the total number of directors up for election

The number of shares as a percentage of the outstanding shares, P, is simply given by the formula

P = X/S = N/(D + 1) + 1/S ~ N/(D +1) (where S is large).

Currently, there are six directors of Depomed.

P = 1/(6+1) = 1/7 =14.285%.

Thus, unless Starboard is able to remove the entire Depomed Board, 14.285% of the Company’s shares could vote to block removal of a director and the affirmative vote of 85.72% of the shares would be required to remove a director.

4.                                      We note that in proposal 1 you state that the removal of each director is conditioned on the election of a successor. Please tell us your basis for your disclosure; we note that the proposal as stated by Starboard in its proxy statement does not include such condition.

Response:  In the materials delivered by Starboard to Depomed on May 26, 2016 requesting a record date for determining shareholders entitled to request a special meeting of shareholders of Depomed, proposal 1 reads as follows:

RESOLVED, that each of the six (6) members of the Board who are expected to be serving as directors as of the date of the Special Meeting, including Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, M.D., James A. Schoeneck and David B. Zenoff, D.B.A, as well as any person or persons elected or appointed to the Board without shareholder approval after the date hereof, and up to and including, the date of the Special Meeting, be removed from office as directors of the Company, each such removal to become effective upon the election of each successor by the shareholders of the Company.

(emphasis added).

5.                                      Please revise the last paragraph on page 4 to explain in more detail why the failure by your security holders to elect all of Starboard’s nominees will result in the inability of any elected Starboard nominees to become directors. We note that Starboard has described Section 303(a)(1) of the CGCL as limiting the ability of security holders to remove directors unless all directors are removed as a group.

Response:  The Company acknowledges the Staff’s comment.  In response to the Staff’s comment a new question and answer, as described below, has been added to the Revised Proxy Statement.

Why will the failure of Depomed shareholders to elect all six Starboard Nominees result in the inability of any elected Starboard nominees to become directors absent a Super-Majority Vote?

•                  Starboard’s Removal Proposal, which was included by Starboard in its Record Date Request (as defined below) delivered to Depomed, states that the removal of each incumbent director is “to become effective upon the election of each successor by the shareholders of the Company.”

•                  Therefore, each incumbent director’s removal is only effective when his or her successor is elected — i.e. if an incumbent director’s successor is not elected, then the incumbent director’s removal is not effective.

•                  Based on the foregoing, if any of the six Starboard nominees are not elected, then the effectiveness of the removal of at least one of the incumbent directors will not be effective.

•                  Per Section 303(a)(1) of the California Corporations Code, if the entire incumbent board is not removed then the Super-Majority Vote Threshold is triggered with respect to the removal of each individual incumbent director.

•                  Because of the foregoing, the failure to elect all of Starboard’s nominees will result in the entire incumbent board of directors remaining seated unless Starboard’s Removal Proposal is supported by an affirmative vote of holders of at least the Super-Majority Vote Threshold with respect to the proposed removal of each incumbent director.

6.                                      Revise this section to explain why you recommend that security holders vote against Starboard’s Removal, Board Size and Election proposals.

Response:  The Company acknowledges the Staff’s comment.  In response to the Staff’s comment a new question and answer, as described below, has been added to the Revised Proxy Statement.

Why does the Depomed Board recommend that shareholders vote “AGAINST” the Starboard Removal Proposal, Board Size Proposal and Election Proposal?

We strongly believe that the current Board of Directors is experienced, qualified and actively engaged in overseeing Depomed’s strategy to create value.  Your Board is composed of six highly-qualified business leaders with a broad range of expertise in the pharmaceutical industry.  See the section titled “Board of Directors” beginning on page 11 for biographies describing the qualifications of the incumbent directors.

We believe that your Board has a strong track record creating shareholder value. By way of example, under your Board’s leadership we recently obtained a favorable ruling in the company’s patent litigation against all three filers of Abbreviated New Drug Applications (ANDAs) for Depomed’s NUCYNTA franchise. With the court’s ruling, Depomed expects market exclusivity until December 2025 for NUCYNTA® ER, NUCYNTA® and NUCYNTA® oral solution (an unmarketed form of NUCYNTA).1

7.                                      We note that proxies may be solicited by facsimile, telephone, email and the Internet, in person discussions and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response:  The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

8.                                      Please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites you plan to utilize.

Response:  The Staff’s comment is noted, and the Company hereby informs the Staff that Depomed does not plan to solicit proxies via internet chat rooms at this time.  To the extent that Depomed posts the proxy statement, form of proxy and certain other materials relating to the Proxy Statement on the Company’s website, http://investor.depomedinc.com, all such materials will be timely filed with the SEC.

1     Patent expiration dates reflect the addition of six months of pediatric patent term extension that Depomed anticipates securing from the FDA.

9.                                      Revise your references that your directors and any appropriate executive officer and employees “may be deemed” participants. Refer to Instruction 3 to Item 4 of Schedule 14A. This comment also applies to Annex C.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure in the Revised Proxy Statement by replacing “may be” with “is” or “are” (as applicable) in Annex B and Annex C.

10.                               Refer to the section for the “Management Continuity Agreements.” Define in your disclosure the term “change in control” and state whether approval of Starboard’s proposals would result in the first trigger of any potential payment obligations.

Response: The Company acknowledges the Staff’s comment. The following has been added in Exhibit B of the Revised Proxy Statement.

“Change in Control” under the Management Continuity Agreements shall have the meaning given to such term in the Amended and Restated Depomed, Inc. 2014 Omnibus Incentive Plan. As stated above, the combination of the Starboard Removal Proposal and the Starboard Election Proposal constitute a Change in Control under the 2014 Plan.  As a result, the combination of the Starboard Removal Proposal and the Starboard Election Proposal will also constitute a Change in Control under the Management Continuity Agreements.

* * * *

On behalf of Depomed, as requested in the Comment Letter, we hereby acknowledge that: (i) Depomed is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) Depomed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc	Matt Gosling
Depomed, Inc.
James J. Moloney
Gibson, Dunn & Crutcher LLP